UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                        Under the Securities Act of 1934

                               INCUBATE THIS! INC.
                             (Exact name of Issuer)

                         COMMON STOCK, $0.001 par value
                         (Title of Class of Securities)

                                   452938 10 3
                                 (CUSIP Number)

                                             With a copy to:
          D.G. Pizza Ltd.                    Benjamin Strauss, Esquire
          35 Hahoresh St.                    Pepper Hamilton, LLP
          Binyamina 30500                    1201 Market Street, Suite 1600
          Israel                             P.O. Box 1709
          972-4-638-9823                     Wilmington, DE   19899-1709
                                            (302) 777-6564

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 26, 2001
             (Date of Event which Requires Filing of the Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9 .




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(1)  Names of Reporting Persons.  S.S. or I.R.S.  Identification Number of Above
     Persons

         D.G. Pizza, Ltd.
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(2)  Check the Appropriate Box if a Member       (a)_______9______________
     of a Group (See Instructions)               (b)______________________

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(3)      SEC Use Only

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(4)      Source of Funds (See Instructions)

                                                     00

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

                                                                       9
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(6)  Citizenship of Place of Organization:                       Israel
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Number of Shares          (7)  Sole Voting Power              1,544,115
Beneficially Owned
by Each Reporting
Person With               (8)  Shared Voting Power            0


                          (9) Sole Dispositive Power          1,544,115


                          (10) Shared Dispositive Power       0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,544,115

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    9
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(13) Percent of Class Represented by Amount in Row (11)            13.91%
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(14) Type of Reporting Person (See Instructions)*

         CO
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Item 1.           Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Icubate This! Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 265 Sunrise Avenue, Suite 204, Palm Beach, Florida 33480.

Item 2.           Identity and Background

(a) D.G. Pizza Ltd., a corporation organized under the laws of Israel ("Pizza")

(b) 35 Hahoresh St., Binyamina 30500, Israel.

(c) Pizza Franchise

The persons serving as directors and executive officers of Pizza, and the persons controlling Pizza are set forth on Schedule A hereto.

(d) and (e). During the past five years, neither the Reporting Person nor any person listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

The consideration used to purchase the Common Stock were all of the shares of OrganiTech, Ltd., an Israeli corporation ("OrganiTech"), held by the Reporting Person, pursuant to the terms of a Stock Exchange Agreement, dated as of October 2000, as amended on January 26, 2001, among Incubate Tthis! Inc., OrganiTech, the OrganiTech shareholders, including the Reporting Person, and Sharone Perlstein (the "Stock Exchange Agreement")

Item 4. Purpose of Transaction

The Reporting Person has acquired the shares of Common Stock for investment purposes only.


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(a)   Not applicable

(b) As a result of the Stock Exchange Agreement and the transactions contemplated in that Ageement, the Reporting Person together with the other OrganiTech shareholders named in Item 5 below became controlling shareholders in the Company and OrganiTech became a wholly-owned subsidiary of the Company.

(c)   Not applicable

(d) In accordance with the terms and conditions of the Stock Exchange Agreement, new members of the board of directors of the Company were elected and new officers were appointed. The directors of the Company are Lior Hessel, Zohar Gendler, Sharone Perlstein, Joseph Sperling, Offer Erex, Samuel Hessel and Ohad Hessel. The officers of the Company are Ahud Almon and Jacob Haness.

(e) through (j)     Not applicable

Item 5. Interest in Securities of Issuer

(a) and (b) Pizza is the beneficial owner of 1,544,115 shares of Common Stock, which shares represent approximately 13.91% of the issued and outstanding shares of Common Stock, and has sole voting and dispositive power with respect to 1,544,155 shares of Common Stock. Technion Entrepreneurial Incubator Company Ltd. ("TEIC") may be deemed to be the beneficial owner of 1,544,115 shares of Common Stock, which shares represent approximately 13.91% of the issued and outstanding shares of Common Stock, and has sole voting and dispositive power with respect to 1,544,155 shares of Common Stock. Lior Hessel may be deemed to be the beneficial owner of 3,860,288 shares of Common Stock, which shares represent approximately 34.78% of the issued and outstanding shares of Common Stock, and as such, may be deemed to have sole voting and dispositive power with respect to 3,860,288 shares of Common Stock. Arie and Anat Heller together may be deemed to be the beneficial owners of 551, 482 shares of Common Stock, which shares represent approximately 4.97% of the issued and outstanding shares of Common Stock, and, as such, may be deemed to have shared voting and dispositive power with respect to 551,482 shares of Common Stock. Together with Pizza, TEIC, Lior Hessel, and Arie and Anat Heller (the "Hellers") beneficially own 7,500,000 shares of Common Stock, which shares represent 67.57% of the issued and outstanding shares of Common Stock of the Company. Pizza, TEIC, Lior Hessel, and the Hellers are of the view that they are not acting as a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them.

(c) To the best knowledge of the Reporting Person, neither the Reporting Person nor any persons named in response to paragraph (a) nor any person set forth in Schedule A, has effected any transaction in Company Common Stock during the past 60 days, except as disclosed herein.

(d) and (e) Not applicable.




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The number shares  beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby are based on the number of outstanding shares as disclosed by the Reporting Person by an officer of the Company.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer

         None

Item 7. Material to Be Filed as Exhibits

The Stock Exchange Agreement dated as of October, 2000, as amended January 26, 2001, among OrganiTech, Ltd., the OrganiTech Shareholders, Incubate This! Inc., and Sharone Perlstein under which the Reporting Company acquired the shares has been filed as an Exhibit to the Form 8K reporting the event. Such exhibit is incorporated by reference herein.




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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  D.G. Pizza Ltd.

                                  February 8, 2001
                                  --------------------
                                  (Date)

                                  /s/ Dani Gold          51161350-7
                                  --------------------   D.G. Pizza Ltd. (Stamp)
                                  (Signature)

                                  Dani Gold / Manager
                                  -------------------------
                                  (Name / Title)

                                   SCHEDULE A

                                 D.G. Pizza Ltd.

The name and present principal occupation of each executive officer and director of Pizza is set forth below. The business andress of each executive officer and director of Pizza is 35 Hahoresh St., Binyamina 30500, Israel. All of the persons listed below are citizens of Isreal.

The name and address of each person controlling Pizza is set forth below.

Name             Position                   Principal Occupation (if different)
------------     ------------------------   -----------------------------------

Dani Gold        Manager / Director

Reviva Gold      Accountant / Director